UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_____________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended:  December 31, 2019

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number:  001-36695

PATHFINDER BANK 401K SAVINGS PLAN

(Full Title of Plan)

(Name of Issuer of the securities held pursuant to the plan)

214 West First Street

Oswego, NY 13126

(Address of Principal Executive Office)

PATHFINDER BANK

401(K) SAVINGS PLAN

Financial Statements

and Supplemental Schedule

as of December 31, 2019 and 2018

PATHFINDER BANK 401(K) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2019 AND 2018

Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-10
Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at end of Year)	11-12
SIGNATURES EXHIBITs: Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

  Pathfinder Bank 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pathfinder Bank 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

/s/ Bonadio & Company, LLP

Bonadio & Company, LLP

Syracuse, New York

June 29, 2020

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018

ASSETS

INVESTMENTS, at fair value:
Registered investment companies	$13,706,190	$11,413,940
Self-directed brokerage accounts	3,052,119	2,988,063

Total investments	16,758,309	14,402,003

NOTES RECEIVABLE FROM PARTICIPANTS	532,007	507,436

Net assets available for benefits	$17,290,316	$14,909,439

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$2,138,668	$(732,114)
Dividend income	44,805	41,700

Total investment income (loss)	2,183,473	(690,414)

CONTRIBUTIONS:
Employer	684,150	644,120
Participants	774,493	691,402
Rollover	58,786	109,120
Interest income on notes receivable from participants	30,147	24,252

Total contributions	1,547,576	1,468,894

Total additions	3,731,049	778,480

DEDUCTIONS:
Benefits paid to participants	1,350,172	504,199

Total deductions	1,350,172	504,199

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	2,380,877	274,281

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	14,909,439	14,635,158

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$17,290,316	$14,909,439

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF PLAN

The following brief description of the Pathfinder Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pathfinder Bank (the Bank). It is subject to the provisions of the Employees Retirement Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the annual dollar limit set by law of pretax annual compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Bank makes matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 3% of employee deferrals and is invested based on the participants’ investment allocations.

In addition, the Bank makes a Safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting percentage is generally determined by years of service in accordance with the following schedule:

Vested
Vesting Years	Percentage

1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

Notes Receivable from Participants

Participants may borrow an amount up to the lesser of 50% of the amount of their vested balance or $50,000.  The loan amount cannot exceed the maximum amount imposed by the Internal Revenue Code. A participant may borrow a minimum of $1,000. Loans are repayable over not more than five years, except in the case of a loan for the purchase of a primary residence.  Participants must make loan payments through payroll deductions. The loans are secured by the balances in the participant’s account and are between the rates of 4.25% and 7.50%, which are determined by the Plan Administrator at the time of the loan application, considering the purpose of the loan and the rate being charged by representative commercial banks in the local area for a similar loan.

Payment of Benefits

On termination of service due to death, disability or retirement, or due to other reasons a participant may elect to receive his or her benefits under the following options: lump sum or installment payments. The amount will be equal to the value of the participant’s vested interest in his or her account.

Active participants may withdraw all or part of their share of each fund upon reaching age 59½ or earlier, if they suffer a financial hardship as described in the Plan Document.

Forfeited Accounts

At December 31, 2019 and 2018, forfeited non-vested accounts available totaled $41,299 and $30,457, respectively. These accounts will be used to offset Plan expenses. Plan expenses were not reduced by forfeited non-vested accounts during the years ended December 31, 2019 and 2018.  Forfeitures were $10,342 and $8,157 during the years ended December 31, 2019 and 2018, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the plan document.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains on investments bought and sold as well as held during the year. All investments are participant-directed.

Investment Fees

Net investment returns are reported in the net appreciation in fair value of investments and reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan document states that at the discretion of the Plan’s sponsor, any administrative expenses can be paid by either the Plan or the Plan’s sponsor.  For the years ended December 31, 2019 and 2018, all administrative expenses were paid by the Plan Sponsor.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2 -

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and insignificant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Level 1 Fair Value Measurements

The fair value of the self-directed brokerage accounts are based on quoted market prices. All investments are participant-directed.

Level 2 Fair Value Measurements

The fair value of the registered investment companies are valued as determined by the custodian based on their net asset values and recent transaction prices.  The investment objectives and underlying investments of the registered investment companies vary with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate bonds, some holding a blend of corporate bonds, and others holding a blend of various domestic and international stocks.  Each registered investment company provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The registered investment companies invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes the valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Registered investment companies	$-	$13,706,190	$-	$13,706,190
Total registered investment companies	-	13,706,190	-	13,706,190

Self-directed brokerage accounts:
Common stock-employer stock	2,678,030	-	-	2,678,030
Self-directed brokerage accounts	374,089	-	-	374,089
Total self-directed brokerage accounts	3,052,119	-	-	3,052,119

Total investments	$3,052,119	$13,706,190	$-	$16,758,309

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Registered investment companies	$-	$11,413,940	$-	$11,413,940
Total registered investment companies	-	11,413,940	-	11,413,940

Self-directed brokerage accounts:
Common stock-employer stock	2,722,272	-	-	2,722,272
Self-directed brokerage accounts	265,791	-	-	265,791
Total self-directed brokerage accounts	2,988,063	-	-	2,988,063

Total investments	$2,988,063	$11,413,940	$-	$14,402,003

4.	TAX STATUS

The Plan is operating under a non-standardized prototype cash or deferred profit-sharing plan sponsored by The Pension Service, Inc. The prototype plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.	PARTY-IN-INTEREST

Certain Plan investments are shares of registered investment companies that are managed by the trustee of the Plan’s assets, therefore these transactions qualify as party-in-interest.

In 2019 and 2018, the Plan provided participants the election of an investment in Pathfinder Bancorp, Inc.’s common stock thorough self-directed brokerage accounts.   As of December 31, 2019, the Plan held 192,644 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $13.90.  As of December 31, 2018, the Plan held 173,836 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $15.66.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants’ accounts.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 at December 31, 2019 and 2018:

	2019	2018

Net assets available for benefits per the financial statements	$17,290,316	$14,909,439
Cumulative deemed distributions on participant notes	(63,933)	(58,281)
Net assets available for benefits per the Form 5500	$17,226,383	$14,851,158

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets available for benefits per Form 5500 for the year ending December 31:

	2019	2018

Changes in net assets available for benefits per the financial statements	$2,380,877	$274,281
Cumulative deemed distributions on participant notes	(5,652)	(9,155)
Changes in net assets available for benefits per Form 5500	$2,375,225	$265,126

9.SUBSEQUENT EVENTS

The United States, as well as many countries around the world, are presently in the midst of a global health emergency related to a virus, commonly known as Novel Coronavirus (COVID-19). The overall consequences of COVID-19 on a global, national, regional and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the Company and its future results and financial position is not presently determinable.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a pause option for loan payments. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Company is evaluating the CARES Act's required minimum distribution provisions and has adopted the other relief provisions included in the CARES Act.

PATHFINDER BANK 401(K) SAVINGS PLAN
ATTACHMENT TO FORM 5500, SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
DECEMBER 31, 2019

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)

*	Pathfinder Bancorp, Inc.	Common stock	**	$2,678,030
	Apple Inc Com	Common stock	**	73,413
	The Blackstone Group LP	Common stock	**	26,572
	CLS Hldgs USA Inc	Common stock	**	42
	Corning Inc Com	Common stock	**	2,911
	Exxon Mobil Corp	Common stock	**	906
	Five Star Senior Living Inc	Common stock	**	204
	General Electric Co	Common stock	**	67
	Johnson & Johnson	Common stock	**	146
	Keycorp	Common stock	**	756
	People's United Financial inc Com	Common stock	**	7,385
	Planet Fitness Inc Com C1A	Common stock	**	8,509
	Uber Technologies Inc Com	Common stock	**	892
	Viking Therapeutics Inc	Common stock	**	4,996
	Vaneck Vectors Oil Serv	Common stock	**	5,963
	22ND Century Group Inc	Common stock	**	5,548
*	TDAM Money Market Portfolio	Money Market Fund	**	235,779
	AB Glbl Bd I	Registered investment company	**	37,391
	AmBcn Intl Eq Inst	Registered investment company	**	20,812
	AmBcn SmCap Val Inst	Registered investment company	**	24,270
	AmFds AMCAP R6	Registered investment company	**	897,837
	AmFds Am Hi Inc Tr R6	Registered investment company	**	37,036
	AmFds Am Bal R6	Registered investment company	**	3,368
	AmFds Am Mut R6	Registered investment company	**	698,725
	AmFds Bd Fd Am R6	Registered investment company	**	11,496
	AmFds EuroPacfc Gr R6	Registered investment company	**	25,505
	AmFds Fdmntl Inv R6	Registered investment company	**	1,503,059
	AmFds New Wld R6	Registered investment company	**	47,754
	DFA Emrg Mkt Cor Inst	Registered investment company	**	18,251
	DFA Glbl RealEst Sec Inst	Registered investment company	**	11,567
	DFA US LgCap Val Inst	Registered investment company	**	17,863
	DFA US Trgt Val Inst	Registered investment company	**	9,047
	DWS RREEF RealEsSec Inst	Registered investment company	**	282,085
	DodgeCox Intl Stk	Registered investment company	**	286,291
	Fed Gov Obgtns Prmr	Registered investment company	**	426,003
	FidAdv Strat Inc I	Registered investment company	**	466,765
	Fid US Bd Indx	Registered investment company	**	17,191
	Fid 500 Indx	Registered investment company	**	29,901
	Invsco Eq Inc Y	Registered investment company	**	17,600
	Invsco Gr Inc Y	Registered investment company	**	143,718
	Invsco Sm Cap Eq R5	Registered investment company	**	6,655
	Ivy Pct EmMkLclCrnDbt I	Registered investment company	**	11,901
	JPM Eq Inc R5	Registered investment company	**	14,942
	JPM MdCap Val Inst	Registered investment company	**	863,642
	JPM Mrtg Bckd I	Registered investment company	**	115,487
	JPM Strat Inc Oppr5	Registered investment company	**	11,536

PATHFINDER BANK 401(K) SAVINGS PLAN
ATTACHMENT TO FORM 5500, SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
December 31, 2019
(Continued)

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)

	Lazard intl Strat Eq inst	Registered investment company	**	20,832
	LrdAbt Hi Yld Rt	Registered investment company	**	17,709
*	NW Dest 2010 R6	Registered investment company	**	4,344
*	NW Dest 2015 Inst	Registered investment company	**	14,778
*	NW Dest 2020 Inst	Registered investment company	**	57,432
*	NW Dest 2025 Inst	Registered investment company	**	129,528
*	NW Dest 2030 Inst	Registered investment company	**	741,774
*	NW Dest 2035 Inst	Registered investment company	**	102,906
*	NW Dest 2040 Inst	Registered investment company	**	252,596
*	NW Dest 2045 Inst	Registered investment company	**	449,764
*	NW Dest 2050 Inst	Registered investment company	**	294,709
*	NW Dest 2055 Inst	Registered investment company	**	253,885
*	NW Inv Dest Cnsrv R6	Registered investment company	**	69,835
*	NW Loomis AllCap Gr R6	Registered investment company	**	15,222
*	NW S P 500 Indx R6	Registered investment company	**	26,158
	Opp Devl Mkt Y	Registered investment company	**	494,326
	Opp Glbl Oppr Y	Registered investment company	**	365,667
	PIMCO Real Rtn Inst	Registered investment company	**	412,654
	Prncpl Hi Yld Inst	Registered investment company	**	97,848
	Prncpl MdCap Inst	Registered investment company	**	742,294
	PGIM Ttl Rtn Bd R6	Registered investment company	**	17,245
	Tchstn Sm Co Y	Registered investment company	**	266,307
	TRowePr Cap App	Registered investment company	**	1,221,684
	TRowePr New Hrizns	Registered investment company	**	72,741
	Virtus Seix Ttl Rtn Bd I	Registered investment company	**	755,610
	Vngrd Emrg mkt StkIndxAdml	Registered investment company	**	5,029
	Vngrd Eq Inc Inv	Registered investment company	**	70,143
	Vngrd Euro Stk Indx Adml	Registered investment company	**	42,694
	Vngrd Explr Adml	Registered investment company	**	8,962
	Vngrd Glbl Eq inv	Registered investment company	**	5,807
	Vnfrd Intl Val Inv	Registered investment company	**	5,156
	Vngrd Pacf Stk Indx Adml	Registered investment company	**	5,040
	Vngrd Ttl IntlStkIndx Adml	Registered investment company	**	14,978
	Vngrd REIT Indx Adml	Registered investment company	**	53,279
	Vngrd SmCap Indx Fd AS	Registered investment company	**	126,112
	Vngrd ST Invmt Grd Adml	Registered investment company	**	52,417
	Vngrd Ttl StkMkt Indx Fd AS	Registered investment company	**	152,359
	Vngrd US Gr Adml	Registered investment company	**	11,961
	Vngrd Wlsly Inc Adml	Registered investment company	**	2,800
	Vngrd Wlsly Inc Inv	Registered investment company	**	193,907
*	Notes receivable from participants	4.25% - 7.50%		532,007
				$17,290,316

*	Denotes party-in-interest.
**	Historical cost has not been presented since this investment is participant-directed.

	The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PATHFINDER BANCORP, INC.

(registrant)

June 29, 2020	/s/ James A. Dowd James A. Dowd Executive Vice President, Chief Operating Officer